EXHIBIT 99.1

PRESS RELEASE

For Further Information:

Qiao Xing Universal Telephone Qiao Xing Technology Industrial Zone Tangquan, Huizhou City Guangdong, PRC		Investor Relations International 15260 Ventura Boulevard Suite 1210 Los Angeles, CA 91403

Contact:	Rick Xiao Corporate Finance Dept. (011) 86-752-2820268 qxxiao@pub.huizhou.gd.cn	Contact:	Haris Tajyar Managing Partner (818) 981-5300 htajyar@irintl.com

FOR IMMEDIATE RELEASE
February 20, 2003

QIAOXING UNIVERSAL TELEPHONE RECEIVES
APPROVAL BY ALL APPROPRIATE AUTHORITIES
FOR ACQUISITION OF CEC TELECOM LTD

Guangdong, China, February 20, 2003 — Qiao Xing Universal Telephone Inc. (NASDAQ/NMS: XING), one of the largest telephone manufacturers in China, today announced that the acquisition of CEC Telecom LTD (CECT) has been formally approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed in the middle of February 2003. New business licenses for the new entity have been granted.

CECT, whose original shareholders were China Electronics Corporation (CEC) and Tianjing TEDA Co., Limited (TEDA), is one of eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. By the end of 2002, CECT has already produced and sold 700,000 sets of CECT branded handsets through its 160 wholesale outlets covering 26 provinces and municipalities.

In May of 2002, Qiao Xing Mobile Telecommunication (QXM), one of Qiao Xing Universal Telephone’s subsidiaries, entered into an agreement with CECT’s original shareholders to acquire 65% of CECT at a total price of USD$36.2 million, which was scheduled to be paid in installments.

Said Qiao Xing Universal Telephone, Inc., Chairman Rui Lin Wu, “The successful acquisition of CECT has positioned Qiao Xing Universal for a new era of rapid growth and expansion. CECT enjoys very favorable government support and possesses the licenses to manufacture both GSM and CDMA mobile phones, while Qiao Xing is well-known for its extensive marketing network and world-class manufacturing capabilities. The combination of these advantages into one entity is expected to create a new, formidable player in China’s large and growing telecom market.”

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Qiao Xing Universal Telephone

To be added to Qiao Xing’s investor e-mail and fax lists, please contact Haris Tajyar of Investor Relations International at htajyar@irintl.com.

About Qiao Xing Universal Telephone

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains “forward-looking statements” regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

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